Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+9140 4900 2999

Email :mail@drreddys.com

www.drreddys.com

August 3, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.: 022-26598120/ 26598237/ 26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/ Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s announces the re-launch of over-the-counter Naproxen Sodium Tablets USP, 220 mg, store-brand equivalent of Aleve® in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s announces the re-launch of over-the-counter Naproxen Sodium Tablets USP, 220 mg, store-brand equivalent of Aleve® in the U.S. Market

Hyderabad, India, August 3, 2021	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. August 3, 2021 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the re-launch of over-the-counter (OTC) Naproxen Sodium Tablets USP, 220 mg, the store-brand equivalent of Aleve®, in the U.S. market, as approved by the U.S. Food and Drug Administration (USFDA).

“The re-launch of Dr. Reddy’s Naproxen Sodium Tablets, 220 mg (OTC), is an important addition to our Pain/Analgesics portfolio of OTC products,” says Marc Kikuchi, CEO, North America Generics, Dr. Reddy’s Laboratories. “This launch represents our continued endeavor to leverage our strong capabilities and vertically integrated supply chain on key APIs like naproxen to ensure a consistent and reliable supply of finished products for our customers and patients.”

Dr. Reddy’s OTC Naproxen Sodium Tablets USP, 220 mg is an over-the-counter nonsteroidal anti-inflammatory drug (NSAID) for use as a pain reliever and fever reducer. It temporarily relieves minor aches and pains due to: minor pain of arthritis, muscular aches, backache, menstrual cramps, headache, toothache, and the common cold; it is also used to temporarily reduce fever.

Naproxen Sodium Tablets USP, 220 mg, had U.S. retail sales of approximately $316 million as of July 2021 according to IRI*.

Dr. Reddy’s Naproxen Sodium Tablets USP, 220 mg, will be available in multiple-pack sizes to allow consumers a variety of purchasing options.

Aleve® is a trademark of Bayer HealthCare LLC.

*IRI POS TOTAL US – MULO Period ending July 11, 2021

RDY-0821-OTC

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.”